Exhibit 99.2

Solicitation of Against Votes at the Annual General Meeting of GeoPark Limited

June 24, 2021

Dear Fellow GeoPark Limited Shareholders,

In 2002, I founded, together with Jim Park, GeoPark Limited. I own 6,538,220 shares and members of my family own 2,774,172 additional shares. On June 6, 2021, I was abruptly removed as Chairman, a position I had held since GeoPark’s founding in 2002, and informed I would not be re-nominated at the upcoming annual general meeting, because I shared with certain GeoPark directors my concerns that our CEO’s actions were a substantial impediment to GeoPark pursuing transactions that would be likely to enhance shareholder value. These concerns had been growing over the years based on my observations of our CEO evading certain shareholder value enhancing initiatives and strategic alternatives, and these concerns have very recently been corroborated by unsolicited assertions of third parties. I believe this attitude of GeoPark’s CEO in respect to these strategic shareholder value-enhancing initiatives has effectively limited the universe of GeoPark’s potential partners. In the current environment, however, GeoPark must seriously consider all strategic options that could be available to it in order to maximize shareholder value.

My removal, like many other of the board’s actions in the past, is a symptom of the board’s inability to exercise the independent oversight of management that is necessary to protect your best interests. While GeoPark’s press release announcing the 2021 Annual General Meeting states the new board will be in compliance with corporate governance best practices, the practical reality is that the board has far from an acceptable level of independence. For example, the Company claims that Messrs. Bedingfield and Papadimitriou are independent, but the fact is that they have consistently failed to act objectively or independently with respect to our CEO.

Because I am unable to nominate a competing slate at the AGM due to GeoPark’s bye-laws, I am asking you to vote against the four incumbent directors who I believe are most responsible for perpetuating the subservient culture in GeoPark’s boardroom and send a message to the GeoPark board of directors that they must add directors who are not wholly deferential to the CEO.

At the upcoming Annual General Meeting (the “AGM”) of GeoPark Limited (“GeoPark”) to be held on July 15, 2021, I urge you to please vote AGAINST the following director nominees:

•	Resolution 2 – Vote AGAINST Robert Albert Bedingfield

•	Resolution 3 – Vote AGAINST Constantin Papadimitriou

•	Resolution 6 – Vote AGAINST Pedro E. Aylwin Chiorrini

•	Resolution 7 – Vote AGAINST James Franklin Park

A vote AGAINST these directors is a vote to send a message to GeoPark that a change is needed on the board at GeoPark that will benefit all of the Company’s shareholders. You can vote against these directors either by voting on GeoPark’s proxy card, or by voting on the BLUE proxy card included in these materials. Depending upon your broker or custodian, you may be able to vote either or by the Internet or by telephone. Please refer to the enclosed BLUE voting form for instructions on how to vote electronically or telephonically.

Thank you for your support.

Sincerely,

Gerald E. O’Shaughnessy

BACKGROUND OF THE SOLICITATION

Last month, I was asked by representatives of the GeoPark’s board (the “Board”) to maintain discussions with certain parties who had directly approached me as Chairman regarding certain potential business transactions that would address the strategic concerns discussed below under “REASONS FOR THE SOLICITATION”. However, it soon became clear to me that a major impediment to achieving the best possible transaction for GeoPark’s shareholders is the perception among potential combination candidates and others in the marketplace of our CEO’s insistence that any entity resulting from a combination be led by management under his control. Within days of sharing this concern with some of the Board members, as well as other related concerns expressed by potential counterparties about our CEO’s lack of transparency, I was asked to resign as Chairman.

A week later, on June 4, I received a written ultimatum that either I resign as Chairman within the next 24 hours or I would be removed at a board meeting to be held on June 6. I asked for an additional 24 hours to respond, which was denied. I was removed on June 6 and told I would not be nominated at the upcoming AGM. Rather than disclosing that I had been involuntarily removed and would not be proposed for election this year, GeoPark chose to issue a press release that attempted to present this as a consensual, orderly succession, rather than a product of dissent. In light of these actions taken by the Board, I notified the Board on June 13 of my resignation from my position as director with immediate effect.

On June 17, I sent an open letter to the Board formally requesting that it revise the slate that it was proposing for the upcoming annual meeting to include three truly independent directors to bolster company oversight, as well as re-including me on the slate. I stated I would not serve either as Chair or on any key committees where independence concerns would suggest my participation is inadvisable because of my prior role as Chair. I also proposed that the Board should be constituted so that GeoPark keeps its status as a foreign private issuer and that a majority of its directors be considered independent under prevailing analyses. I further stated that I believed that Ms. Escovar should remain Chair and that Ms. Suarez should be nominated as the Board had proposed. I suggested that the directors who would step off could be discussed, and the number of directors could be increased, if necessary. Following receipt of that letter, and Jim Park contacting my son, I suggested that Lou Hughes, whom I have previously proposed as a candidate for the Board, discuss a potential resolution with the new board Chair, Sylvia Escovar. Mr. Hughes and Ms. Escovar spoke briefly on June 22, but there was no resolution and later that day the Board issued a public letter to me that chose to mischaracterize my public statements and evade my criticisms with ambiguous corporate speak rather than engaging on the core issues facing GeoPark. Accordingly, I have commenced this solicitation of votes against certain directors to send a message that change is needed on the GeoPark Board.

REASONS FOR THE SOLICITATION

GeoPark has Significantly Underperformed Expectations Due to its High Leverage and Numerous Inefficiencies and Should Consider its Strategic Options

These are challenging times for small-cap E&P companies. Globally, the oil & gas industry faces increasing competition from alternative sources of energy and greater uncertainty in its ability to sustain long-term hydrocarbon production given the movement towards lower carbon economies. It has become more difficult to attract debt and equity capital as both banks and institutional investors seek to limit their exposure to oil & gas. Now more than ever, scale matters, which has made it harder for smaller companies to compete and attract capital.

Well-managed E&P companies with great assets can nevertheless provide shareholders with attractive returns as long as they remain focused on their competitive advantages especially in conjunction with local knowledge, maintain discipline in managing costs, make prudent decisions in their use of leverage and remain nimble in adapting corporate strategy to a rapidly changing landscape.

In recent years, investors in small-cap E&P equities have been rewarded by companies that focus on capital allocation, operational flexibility and leveraging in-basin consolidation to drive economies of scale. For example Bonanza Creek Energy (NYSE:BCEI) has operated with a debt-free balance sheet, maintained an abundance of liquidity, and focused on drilling only best-in-class assets in its portfolio. This discipline enabled the company to maintain financial flexibility across commodity and development scenarios while pursuing value accretive M&A opportunities. On May 10, 2021 it announced a merger with Extraction Oil & Gas that expanded its scale in the DJ basin, followed by a subsequent acquisition of Crestone Peak on June 7 that further cemented its position. The stock has appreciated by 194% over the past year and over 28% since the announcement of the Extraction Oil & Gas merger.

GeoPark faces many challenges, including the following:

1. GeoPark has high leverage relative to its peers, which limits its ability to benefit from commodity price improvements and from returning capital to shareholders

•	GeoPark has the highest debt-to-capitalization ratio among its peers

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These elevated levels of debt require the company to hedge oil production at prices near $60 in 2021 and near $70 in 2022. This hedging can limit the company’s upside when oil and gas prices rise -- as they have done recently with oil prices above $70 per barrel -- and cause the company to underperform peers that do not have to hedge as extensively

•	Higher levels of debt also prevent the company from returning capital to shareholders through buybacks and greater dividends

2. Debt servicing requirements restrict the company’s discretionary cash flows

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Despite strong performance in the Colombian operations, cash flows available to shareholders (operating cash flows minus capital expenditures and interest payments) have declined over the last three years due in part to payments on debt and high administrative expenses

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The company’s trading liquidity has been 60% lower than the peer average over the past year, likely due in part to relatively low free float and higher-than-average insider ownership. This limits its access to equity capital markets

3. Non-Colombian assets have been a source of inefficiency

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While GeoPark’s Colombian assets have generated attractive returns, many of the investments in other countries and jurisdictions lack scale and have not provided a return on capital cost employed or in some countries even a return of capital employed over years of investment

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For the past two years the adjusted EBITDA of the Colombian assets was higher than the company’s total adjusted EBITDA. The aggregate adjusted EBITDA of all non-Colombian assets was negative, and none of them have generated attractive returns on assets

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Support for these multi-national projects has led to above average corporate general & administrative expenses on both a per employee and BOE basis. Approximately 40% of the company’s employees in 2020 were located outside of Colombia with many devoted exclusively to these sub-economic country operations

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GeoPark has recognized significant impairments and write-offs in its non-Colombian operations over the past two years due to unsuccessful exploration efforts, and there can be no assurances that additional impairments will not follow. The Board has not held the CEO sufficiently accountable for these failures

4. GeoPark operates less efficiently than its working interest partner in Colombia, Parex Resources

•	GeoPark shares the assets in the Llanos 34 block in Colombia with its working interest partner, Parex Resources. Parex owns 55% of the working interest of these fields, while GeoPark owns 45%

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Despite a shared critical mass of properties held in common through the joint ownership of significant fields and leaseholds in Colombia, GeoPark’s general and administrative expenses per barrel of oil equivalent are over 50% higher than Parex Resources

5. E&P consolidation is accelerating and GeoPark should consider its strategic options

•	There has been a significant resurgence in M&A activity in the oil & gas sector. In-basin consolidations that result in improved scale have been strongly rewarded by investors

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The Board should be open to considering all strategic options to maximizing shareholder value and should carefully evaluate all strategic alternatives to ensure that the company is best positioned for success.

6. Shareholders deserve a board that will hold management accountable and serve as appropriate stewards of shareholder capital

GeoPark’s assets in the Colombian basin are world class. To ensure shareholders realize the full benefits derived from these assets, especially now when these assets are reaching the plateau stage in production levels, it is imperative that the shareholders have a board that will objectively evaluate the company’s strategy and operating performance (particularly with respect to its non-Colombian assets), promote greater discipline in investment projects and carefully consider all strategic alternatives for maximizing shareholder value. In order to best position GeoPark for success, the Board must do the following:

1.	Rationalize assets or monetize multiple country operations that do not meet GeoPark’s cost of capital and use the proceeds to reduce debt.

2.	Reduce corporate overhead, with a particular emphasis on eliminating overhead established to support unprofitable operations outside of Colombia.

3.	Consider ways to grow and improve operations in Colombia through greater efficiency or via consolidation to achieve needed scale.

4.

Conduct a thorough strategic review focused on the Company’s asset base and operations outside of Colombia and seriously consider all strategic options available to GeoPark - including a sale of the Company.

The Members of the Board Lack Sufficient Independence from Management to Execute on these Objectives

1. Jim Park, not the Board of Directors, Dictates the Company’s Strategy

For several years, I have asked Jim Park for independent third party analyses (including share valuation analyses to inform our decisions on share buybacks and asset sales) and true collaboration between the Board and management in the development of strategic plans with full openness to obvious and compelling strategic combinations. In fact, because Mr. Park had consistently resisted independent evaluations of strategic alternatives and strategic planning at the board level, I felt compelled to commission my own confidential analyses based on publicly available information in order to encourage the Board to undertake a thorough consideration of the strategic issues raised. These efforts were met with resistance from several Board members skeptical of the “process” I followed in commissioning such analysis, while ignoring the substance of the opportunities presented. This reflected an acquiescence by the Board to the CEO’s position that management should own and dictate all strategy including, importantly, on M&A alternatives, and that input should only be sought from the Board in order to rubber stamp its plans. Over the past two years, several key participants in our industry have communicated to me the perception in the market that the only transactions achievable with GeoPark were ones in which our CEO and his management team would head the resulting combination or partnership. I believe our CEO’s obsession with control drove his resistance, supported by his sympathetic Board allies, to such independent analysis of alternatives; and this has fundamentally limited the universe of potential partners that GeoPark has seriously considered.

2. The Board Has Rejected Proposed Directors Who Would Exercise the Necessary Oversight Over Management; the Nominating and Corporate Governance Committee Acts as Directed by the CEO

In the past two years, I have suggested a number of highly qualified individuals for director positions. In no instance have my nominees been duly considered, and I believe this is a result of deficiencies in our director selection process within the Nominating and Corporate Governance Committee (“NCGC”) as well as Mr. Park’s views, which have been inappropriately influential on our directors. The charter of the Company’s NCGC also requires that the Committee consider and plan for succession of the board Chair, but no such process was applied in my case, and no succession plan was in place when I was precipitously removed. This is not the only instance in which members of the NCGC have failed in practice to live up to governance best practices where doing so would run contrary to Mr. Park’s preferences. As Chairman of the Board and a member of the NCGC, I made numerous suggestions to strengthen the Board’s governance processes, including proposing to the NCGC an objective director selection process as well as engaging independent counsel that was not beholden to management to advise on governance matters, but some of these proposals were systematically ignored and subverted by the Chairman of the NCGC with little or no explanation. I note also that the AGM was substantially delayed because of the failure of the NCGC to act on a timely basis to consider new candidates. For this reason, and the reasons in the following paragraph, I am urging you to vote against Mr. Bedingfield, Chairman of the NCGC.

3. The Board Has Failed to Exercise Appropriately Independent Oversight of Management in an Effort to Insulate the CEO from Needed Transparency

In June and July of 2019, a Colombian woman sent multiple emails to a large number of individuals (over 50), including some members of the Board, numerous GeoPark employees, the media, a well-known US public relations firm, representatives of two strategic partners of GeoPark and many others with respect to information concerning her personal relationship with our CEO and made several allegations regarding his personal matters. Following those emails, our CEO arranged for a committee consisting solely of two GeoPark executives and two non-independent GeoPark directors to consider and address the situation. The results of this investigation were not provided to the Board as a whole or in a form which could even be discussed by the Board. Instead, Mr. Bedingfield, head of our Audit Committee informed me, and I believe other Board members, individually, that there was no reason for concern. The Board never discussed the matter. The judgment and extraordinary lack of transparency exhibited by Jim only highlights the risks to GeoPark of a board that defers to the CEO’s personal objectives.

4. The Board Has Failed to Oversee the Perquisites Provided to Mr. Park and Other Executives

To my knowledge, the Board has never been provided with complete information concerning the nature or amount of perquisites provided Mr. Park. I believe that, at various times, he has been provided, at GeoPark’s expense, with multiple residences throughout South America. It is my belief that his travel and entertainment budget is practically unlimited and effectively unmonitored by the Board. Perhaps even worse with respect to the actions of a public company CEO, his whereabouts when he travels were often kept opaque to me (and, apparently, in many cases to his secretarial staff), which made it difficult for me to reach him on Company matters. This opacity regarding compensation driven by our CEO extended to more general executive compensation as well. In at least one instance in the past, when an independent director then serving on the Compensation Committee asked for compensation information concerning GeoPark’s executives and its key consultants, he was denied that information. Since this incident, I believe the Compensation Committee has continued to act without the independence, oversight and transparency necessary to protect the interests of shareholders. Because of this, I am urging you to vote against Mr. Papadimitriou, the Chair of the Compensation Committee. In addition, it should be noted that Mr. Papadimitriou has a long history of personal association with Mr. Park – previously leading a company, the Cavamont Group, whose founder (Sir James Goldsmith) also financed Mr. Park’s father’s company, where Mr. Park also worked before GeoPark.

5. I am also urging you to vote against Mr. Aylwin because he is not independent, and is beholden to Mr. Park because of the more than $2.5 million he has received in compensation over the past 6 years.

RESOLUTIONS 1 TO 8

ELECTION OF DIRECTORS

The Board is currently composed of eight directors, all of whom are up for election at the annual general meeting. For the reasons stated above, we are seeking your support at the annual general meeting to vote AGAINST the election of Robert Albert Bedingfield, Constantin Papadimitriou, Pedro E. Aylwin Chiorrini and James Franklin Park.

Please vote AGAINST director nominees Bedingfield, Papadimitriou, Aylwin and Park at the upcoming AGM. A vote AGAINST these directors is a vote for needed change at GeoPark that will benefit all of GeoPark’s shareholders.

I intend to vote my shares and our proxies will vote all shares as to which they receive no instruction on how to vote “FOR” the election of the other GeoPark director nominees at the AGM.

We refer you to GeoPark’s proxy statement with respect to information on such nominees.

RESOLUTION 9

AUDITORS

As discussed in further detail in GeoPark’s proxy statement, GeoPark, at each annual general meeting, appoints auditors to hold office until the close of the next such annual general meeting. Pistrelli, Henry Martiny Asociados S.R.L. (a Member of Ernst & Young Global) was appointed at the 2020 AGM as independent auditor of GeoPark until the dose of the next annual general meeting. Every year the Audit Committee analyzes the performance and independence of the external auditor of GeoPark. Upon the recommendation of the Audit Committee, Resolution 9 proposes to appoint Pistrelli, Henry Martiny Asociados S.R.L. (a Member of Ernst & Young Global) as independent auditor to GeoPark for the fiscal year ending 31 December 2021 to hold office until the dose of the next such meeting.

I intend to vote my shares and our proxies will vote all shares as to which they receive no instruction on how to vote “FOR” this Resolution.

RESOLUTION 10

AUDITORS REMUNERATION

As discussed in further detail in GeoPark’s proxy statement, Resolution 10 proposes to authorize the Audit Committee to establish (fix) the remuneration of the Auditors of GeoPark.

I intend to vote my shares and our proxies will vote all shares as to which they receive no instruction on how to vote “FOR” this Resolution.

RESOLUTIONS 11 TO 15

BYE-LAW AMENDMENTS

As discussed in further detail in GeoPark’s proxy statement, Resolutions 11 to 15 propose to amend GeoPark’s Bye-laws to provide for the possibility of holding virtual general meetings in the future, to provide minor corrections, to include standard language on the payment of dividends, to eliminate redundant or unclear provisions and to make clarifications on the appointment and remuneration of the auditors. Additional information showing the detailed changes that will be made in these amendments can be found in GeoPark’s proxy statement.

I intend to vote my shares and our proxies will vote all shares as to which they receive no instruction on how to vote “FOR” these Resolutions.

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. I urge you to sign, date, and return the enclosed BLUE proxy card today to vote AGAINST the election of the following Directors to the Board at the Annual General Meeting:

•	Resolution 2 – Vote AGAINST Robert Albert Bedingfield

•	Resolution 3 – Vote AGAINST Constantin Papadimitriou

•	Resolution 6 – Vote AGAINST Pedro E. Aylwin Chiorrini

•	Resolution 7 – Vote AGAINST James Franklin Park

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If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Gerry O’Shaughnessy, c/o D.F. King & Co., Inc. (“D.F. King”), at 48 Wall Street, New York, New York 10005.

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If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker, bank or other nominee. As a beneficial owner, you must instruct your bank, broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your specific instructions.

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Depending upon your broker or custodian, you may be able to vote either or by the Internet or by telephone. Please refer to the enclosed BLUE voting form for instructions on how to vote electronically or telephonically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

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Please note, if you do not have a BLUE proxy card or BLUE voting form, you can also use GeoPark’s proxy card or voting form to AGAINST on Robert Albert Bedingfield, Constantin Papadimitriou, Pedro E. Aylwin Chiorrini and James Franklin Park. If you do submit your vote on GeoPark’s proxy card or voting form, we ask that you send D.F. King a copy of the vote at geopark@dfking.com as confirmation of your vote.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Gerry O’Shaughnessy proxy materials,

please contact D.F. King at the phone numbers listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders call toll-free at (888) 628-1041 (North America Only)

All others please call collect at (212) 269-5550